

Mail Stop 7010

November 24, 2008

<u>Via U.S. Mail</u>

Richard R. Grinnan
Vice President and Corporate Secretary
Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219

> **Re:** **Massey Energy Company**
> **Form 10-K**
> **Filed February 29, 2008**
> **File Number 001-7775**

Dear Mr. Grinnan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Customers and Coal Contracts, page 12</u>

1. We note that your largest customer, American Electric Power Company, Inc. and its affiliates, accounted for more than "11% of total fiscal year 2007 Produced coal revenue" and that, customarily, you enter into long-term supply contracts

with your customers. Please describe the terms of all your material contracts with American Electric Power Company, Inc. and its affiliates, if any, and file the contracts as exhibits.

Definitive Proxy Statement filed on Schedule 14A

2. Please disclose the target level of cumulative earnings before taxes established for the cash portion of the long-term compensation for the 2007-2008 period. Also disclose the target level established for the 2005-2007 period for which cash awards have already been made. To the extent you believe the disclosure of the targets would result in competitive harm, please provide us with a detailed analysis supporting your position.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Carmen Moncada-Terry
        Tracey L. McNeil